

Mail Stop 3030

December 22, 2008

Steven Cooper
Interim Chief Executive Officer
Fortified Holdings Corp.
125 Elm Street
New Canaan, Connecticut 06840

>   **Re: Fortified Holdings Corp.**
>   **Preliminary Information Statement**
>   **Filed December 12, 2008**
>   **File No. 0-51936**

Dear Mr. Cooper:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information about the Sale of our Existing Fortified Data Business, page 7

1.   Please tell us your consideration of the need to include the historical financial statements of Fortified Holdings Corp. and the other information required by Items 13(a) and 14 of Schedule 14A. We see that the preliminary information statement was filed due to the sale or transfer of a substantial part of your assets.

Background, page 8

2.   Clarify in the disclosure whether your shareholders will have a separate opportunity to vote on the possible acquisition of Grand Investigative Services Corporation. If not, you should include the disclosure required by Item 11, 13, and 14 of Schedule 14A with respect to this acquisition. Also, explain in more detail the steps that have taken place or will take place with FAC, Thomas Keenan Ventures, and Brendan T. Reilly. For example, explain in further detail about the relinquishment by certain stockholders of more than 86 million shares, and identify the shareholders who relinquished their shares. Clarify the total securities ownership of Mr. Reilly and affiliates both before and after these transactions. See Note A to Schedule 14A.

Assets to be Sold, page 10

3.   Explain the material terms of the initial purchase of Z5Technologies, including the amount paid and the seller. Clearly describe the related party transactions.

Unaudited Pro Forma Consolidated Financial Data, page 13

4.   Please revise the introductory paragraph to describe the nature and terms of the transaction for which pro forma effects are presented, including the entities involved, and an explanation of what the pro forma presentation shows. Refer to Article 11-02(b)(2) of Regulation S-X.

5.   Please revise the pro forma statements to reference each adjustment to an applicable explaining footnote which clearly explains the purpose of the adjustment and the assumptions involved. Please note that all adjustments should be presented gross on the face of the pro forma statement. Alternatively, a more detailed explanation of the components of the adjustments may be presented in the footnotes to the pro forma statements. Refer to Article 11-02(b)(6) of Regulation S-X.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director